May 11, 2015

Mr. Asen Parachkevov

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Eagle Point Credit Company Inc.

Registration Statement on Form N-2

File Nos. 333-202914 and 811-22974

Dear Mr. Parachkevov:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on March 20, 2015 and the Preliminary Prospectus dated May 11, 2015, began on May 11, 2015 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on May 12, 2014, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 1,800 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of Series A Term Preferred Stock of Eagle Point Credit Company Inc. (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m., Eastern Time, on May 12, 2015 or as soon thereafter as practicable.

[Signature page follows]

Sincerely,

Deutsche Bank Securities Inc. and Keefe, Bruyette & Woods, Inc.

On behalf of the Several Underwriters

By: Deutsche Bank Securities Inc.

By:  /s/ Anguel Zaprianov

Name:  Anguel Zaprianov

Title:    Managing Director

By:  /s/ Adam Raucher

Name:   Adam Raucher

Title:     Director

By: Keefe, Bruyette & Woods, Inc.

By:  /s/ Justin P. Bowman

Name:  Justin P. Bowman

Title:    Managing Director

[Signature Page to Underwriters’ Acceleration Request]